UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ X ]	Merger

	[ ]	Liquidation

	[ ]	Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

PUTNAM VISTA FUND (the “Fund”)

3.	Investment Company Act Registration No. 811-01561

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[ ]	Initial Application	[ X ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Post Office Square
Boston, Massachusetts 02109

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

	Bryan Chegwidden , Esq.		Timothy Cormier, Esq.
	Ropes & Gray LLP		Ropes & Gray LLP
	1211 Avenue of the Americas		Prudential Tower
	New York, New York 10036-8704		800 Boylston Street
	(212) 497 3636		Boston, MA 02199
(617) 951-7747

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules
31a-1 and 31a-2 for the periods specified in those rules.

	Putnam Investment Management, LLC			State Street Bank and Trust Company
	One Post Office Square			2 Avenue de Lafayette
	Boston, Massachusetts 02109			Boston, MA 02111
	(617) 292-1000			(617) 786-3000

Putnam Investment Management, LLC is responsible for maintenance and preservation of Fund records in accordance with rule 31a-1 and 31a-2 under the Investment Company Act of 1940, except that State Street Bank and Trust
Company is responsible for the records relating to the Fund accounting and custody functions it performs.

8.	Classification of fund (check only one):

	[ X ]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ X ]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

	Putnam Investment Management, LLC			Putnam Investments Limited
	One Post Office Square			Cassini House, 57–59 St James’s Street
	Boston, Massachusetts 02109			London, England, SW1A 1LD

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Putnam Retail Management Limited Partnership
One Post Office Square
Boston, Massachusetts 02109

13.	If the fund is a unit investment trust ("UIT") provide:

	(a) Depositor's name(s) and address(es):			Not applicable

	(b) Trustee's name(s) and address(es):			Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[ X ]	No

If Yes, for each UIT state:
Name(s):
File No.:
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a
Merger, Liquidation or Abandonment of Registration?

		[ X ]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

June 11, 2010

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?

		[ X ]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:

September 15, 2010

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	[ X ]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

September 27, 2010

	(b)	Were the distributions made on the basis of net assets?

		[ X ]	Yes	[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

		[ X ]	Yes	[ ]	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

		[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

	[ ]	Yes		[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

	[ X ]	Yes		[ ]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ]	Yes		[ X ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

	[ ]	Yes		[ X ]	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ]	Yes		[ X ]	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: Approximately $273,094
		Vista			$85,232
		Multi -Cap Growth			$187,862

		(ii)	Accounting expenses: Approximately $37,700
			Vista		$12,114
			Multi –Cap Growth		$25,586

		(iii)	Other expenses (list and identify separately):
			Reports ( Printing)		$56,324
			Postage		$163,027
			Other		$195,386

		(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $725,531

	(b)	How were those expenses allocated?

Legal and accounting expenses were allocated based on the relative sizes of Putnam Vista Fund and
Putnam Multi-Cap Growth Fund, and proxy costs were allocated to Putnam Vista Fund.

	(c)	Who paid those expenses?

Putnam Vista Fund and Putnam Multi-Cap Growth Fund.

	(d)	How did the fund pay for unamortized expenses (if any)? [N/A]

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or
Liquidation?

	[ ]	Yes	[ X ]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Initial application filed on August 3, 2017, File No. 811-01561.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]	Yes [ X ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[ X ]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Putnam Multi-Cap Growth Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act Registration No. 811-06128

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

333-168189 and 033-35576; Form N-14/A; August 3, 2010

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam Vista Fund, (ii) he is Executive Vice President, Principal Executive Officer, and Compliance Liaison of Putnam Vista Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Jonathan S. Horwitz
Jonathan S. Horwitz
Executive Vice President, Principal Executive Officer,
and Compliance Liaison

-6-